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[Letterhead of Simpson Thacher & Bartlett llp]

        March 31, 2006

Via DHL and EdGAR

    Re:
    Mueller Water Products, Inc.—Registration
    Statement on Form S-1, File No.: 333-131536

Pamela A. Long
Lesli Sheppard
Craig Slivka
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington D.C. 20549

Dear Ms. Long, Ms. Sheppard and Mr. Slivka:

        On behalf of Mueller Water Products, Inc. (the "Registrant"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated March 2, 2006 (the "comment letter") relating to the above-referenced Registration Statement on Form S-1 filed on February 3, 2006 (the "Registration Statement"). The Registrant has also revised the Registration Statement in response to the Staff's comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which reflects these revisions and generally updates financial and other information.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 1.

Form S-1

General

1.
Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

    The Registrant has included additional information that the Registrant is not entitled to omit under Rule 430A in Amendment No. 1. In addition, the Registrant respectfully advises the Staff that the Registrant expects to include the remaining information that the Registrant is not entitled to omit under Rule 430A in, and to file the remaining exhibits with, the next pre-effective amendment to the Registration Statement.

2.
Prior to the effectiveness of your registration statement, please provide us with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

    The Registrant has supplementally provided the Staff with a copy of the NASD letter indicating that the NASD has no objection to the underwriting compensation described in the Registration Statement.

3.
Please supplementally provide the staff with any pictures or graphics you intend to use for the prospectus. We may have comment.

    The Registrant has supplementally provided the Staff with all pictures and graphics that it currently intends to use for the prospectus.

4.
Please revise your Form S-1 to include updated financial statements, as required by Rule 3-12(a) of Regulation S-X.

    The Registrant has revised the Registration Statement to include updated financial statements, as required by Rule 3-12(a) of Regulation S-X.

Industry and Market Data, page iii

5.
When you make assertions about your product, industry or market, please clarify which data or statistics cited are from the Congressional Budget Office, the U.S. Census Bureau, Freddie Mac or Moody's.

    The Registrant has revised its disclosure on pages 3 and 99 to clarify the references to its products, industry and market data to state the sources for the data or statistics cited.

Prospectus Summary, page 1

6.
We note your summary contains a lengthy description of the company's business, industry and business strategy. Further, we note that nearly identical disclosure appears later in your prospectus. Consider and identify those aspects of the offering and your company that are most significant and highlight these points in plain, clear language. The summary should not, and is not required to repeat the detailed information in the prospectus. The lengthy description of your business, competitive strengths and strategy is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy and competitive strengths, consider listing these in a bullet-point format, with one sentence per bullet point. Please refer to Item 503(a) of Regulation S-K and part IV.C. of Release No. 33-7497.

    The Registrant has revised its disclosure on pages 2-5 to highlight key aspects of the offering and the company in response to the Staff's comment.

7.
Please revise your disclosure on page 1 to identify the measures used to conclude that you hold the market positions marked # 1 or #2 throughout your chart.

    The Registrant has revised its disclosure on page 2 to identify the measures used to determine the Registrant's market positions presented in the chart.

8.
Ensure that the information you include in your summary is balanced. For example, you cite a variety of competitive strengths, but you omit any discussion here about the fact that do not have long-term contracts with your distributors, one of whom, Hughes Supply, Inc., accounts for over 24% of your net sales in the nine months ended September 2005, that the ductile iron pipe business is generally sensitive to economic recession because of its partial dependence on the level of new construction activity and state, municipal and federal tax revenues to fund water projects, or that the spot price of steel scrap used by Mueller and Anvil has doubled between 2002 and 2005. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information.

    The Registrant has revised its disclosure on pages 2-5 to provide balancing information, where applicable, in response to the Staff's comment.

9.
On page 5, you refer to doing business in the Middle East. Please revise to disclose the names of the countries in which you do business.

    The locations for the Registrant's sales outside of the Unites States and Canada are listed in Annex A hereto. The Registrant respectfully advises the Staff that such sales comprised approximately $2.2 million, or less than 0.5%, of the Registrant's sales for the three months ended December 31, 2005. As the aggregate sales to the countries in the Middle East are not material to the Registrant's business, the Registrant believes that naming specific countries where the Registrant does business is not relevant for the investors. Additionally, the Registrant has deleted references to doing business in the Middle East on pages 5, 103 and 107 of the prospectus.

10.
We note your disclosure on page 29 that Walter Industries currently intends to undertake a spin-off of your capital stock to Walter Industries' shareholders. Please add a section to your summary in which you discuss your relationship with Walter Industries and the intended spin-off.

    The Registrant has added a section on page 9 that discusses the Registrant's relationship with Walter Industries and the intended spin-off.

11.
Please add a chart to assist investors in understanding your corporate structure.

    The Registrant has included a chart on page 6 summarizing the key entities in the Registrant's corporate structure.

Summary Historical Financial Data—U.S. Pipe, page 10 and

Summary Historical Financial Data—Mueller Water Products, Inc. (Predecessor Mueller), page 13

12.
In footnote (g) to your tables, you say that EBITDA is an important measure of your performance, as well as a useful indicator of your ability to meet debt service and capital expenditure requirements. We note that you have appropriately provided a reconciliation of EBITDA to net income (loss) since you use EBITDA as a financial performance measure. However, since you also use EBITDA as a liquidity measure, please revise your Form S-1, where appropriate, to also provide a reconciliation of EBITDA to cash flows from operations.

    The Registrant respectfully advises the Staff that the Registrant's management does not use EBITDA as a liquidity measure. The Registrant has revised its disclosure on pages 17, 20, 54 and 57 to remove references to use of EBITDA as a liquidity measure in response to the Staff's comment.

Risk Factors, page 16

13.
Please avoid language in risk factors like "adversely affect," or "material adverse effect." Instead, please revise your risk factors to state what the specific impact will be on your financial condition or results of operations.

    The Registrant has revised risk factors on pages 21-30 to describe, if practicable, the specific impact of the relevant risks on its financial condition or results of operations.

14.
Some of your risk factors use language like "there is no assurance." Please delete this language; the real risk is not your inability to offer assurance, but the condition described. Among other risk factors, please refer to the following:

  •
  "Our business would be adversely affected by a downturn in government spending..."

  •
  "Foreign competition is intense..."

  •
  "We depend on a group of major distributors..."

  •
  "We may be unsuccessful in identifying or integrating suitable acquisitions..."

  •
  "We will require a significant amount of cash to service our debt..."

    The Registrant has revised risk factors on pages 21-30 in response to the Staff's comments.

Our results have been, and may continue to be, adversely impacted by increases in raw material prices, page 18

15.
Please briefly specify how you have been impacted by governmental regulation for raw materials such as natural gas and the inability to renew your supply contracts on favorable terms.

    The Registrant respectfully advises the Staff that to date, the Registrant has not been materially impacted by governmental regulation for raw materials such as natural gas or by the inability to renew the Registrant's supply contracts on favorable terms.

We are dependent upon the successful operation of our key manufacturing facilities, page 18

16.
Please revise this subheading to describe the risk at issue. Your subheading does not convey a risk.

    The Registrant has revised its disclosure on page 23 in response to the Staff's comment.

17.
In order to enhance the current relevancy of the risks described, please disclose whether, and the extent to which, you have been impacted by any of the bulleted events.

    The Registrant has revised its disclosure on page 23 to disclose the extent to which the Registrant has been impacted by the bulleted events.

We may be subject to product liability or warranty claims..., page 21,

18.
Please break out the risks identified in the second paragraph of this section into a separate risk factor with its own subheading.

    The Registrant has revised its disclosure on pages 26-27 to break out the above-referenced risks into a separate risk factor with its own subheading.

Our loss of the services of, or inability to obtain, key personnel could have a material adverse effect on our future success, page 23

19.
Because most companies rely on their key personnel, this risk factor appears to be generic. Please provide more specificity as to the potential impact the loss of the services of the individuals listed would have on your operations or remove the risk factor.

    The Registrant has deleted the "key personnel" risk factor on page 27 in response to the Staff's comment.

We need to improve our internal controls..., page 23

20.
Please disclose that the material weakness led to Predecessor Mueller's restatement of its consolidated financial statements for the years ended September 30, 2004 and 2003, the first three quarters of fiscal 2005 and all interim periods of fiscal 2004. Address the risks of relying on the financial statements in those reports as well as future filings.

    The Registrant has revised its disclosure on pages 27-29 in response to the Staff's comment.

21.
Please revise to describe the material weakness and significant deficiencies referred to in this risk factor or at least include a cross reference to the section in which you discuss this more fully.

    The Registrant has revised its disclosure on pages 27-29 in response to the Staff's comment.

22.
Please clarify the status of the material weakness, significant deficiencies and their components and describe the risks related to your remediation process or include a cross-reference to the section in which you discuss this more fully.

    The Registrant has revised its disclosure on pages 27-29 in response to the Staff's comment.

23.
In revising your disclosure, please also explain what you have discovered during your control review that has led you to believe that there exists a material risk of non-compliance.

    The Registrant has revised its disclosure on pages 27-29 in response to the Staff's comment.

Compliance with internal control reporting..., page 24

24.
Please revise to disclose the costs you expect to incur.

    The Registrant has revised its disclosure on page 29 to disclose the costs the Registrant expects to incur in response to the Staff's comment.

25.
Consider breaking out the second paragraph into a separate risk factor.

    The Registrant has revised its disclosure on page 29 to break our the second paragraph of the above-referenced risk factor into a separate risk factor.

Walter Industries controls us and may have conflicts of interest..., page 25

26.
Your risk factor discussions should be limited to one or two concise paragraphs in length and should not contain lengthy bullet-point lists or generic disclosure that lacks specific examples and/or quantifiable consequences of the risk. Please revise this risk factor.

    The Registrant has revised its disclosure on pages 30-31 in response to the Staff's comment.

27.
Please include a risk factor that addresses the fact that affiliates of Banc of America Securities LLC and Morgan Stanley & Co., two of the underwriters in this offering, are lenders under the 2005 Mueller Credit Agreement and will receive a portion of the proceeds from this offering through the partial repayment of the term loan outstanding under the 2005 Mueller Credit Agreement.

    The Registrant notes the Staff's comments and respectfully advises the Staff that the Registrant believes the disclosure in the Prospectus to be sufficient in (1) adequately informing investors that affiliates of Banc of America Securities LLC and Morgan Stanley & Co. Incorporated, two of the underwriters in the offering, expect to receive a portion of the proceeds from the offering and (2) disclosing the amount of proceeds expected to be received. The Registrant respectfully submits that the receipt of less than 1% of the proceeds from this offering by affiliates of Banc of America Securities LLC and Morgan Stanley & Co. Incorporated is not a risk that is applicable to the Registrant.

    The commitment of affiliates of Banc of America Securities LLC and Morgan Stanley & Co. Incorporated under the term loan portion of the 2005 Mueller Credit Agreement, of which approximately $1,047.4 million in aggregate principal amount is currently outstanding, is currently approximately 1.5% in the aggregate. The Registrant presently anticipates the proceeds of the offering before expenses to be approximately $400 million, of which approximately $193.2 million is expected to be used to repay the term loan currently outstanding under the 2005 Mueller Credit Agreement. Accordingly, affiliates of Banc of America Securities LLC and Morgan Stanley & Co. Incorporated expect to receive approximately $2.3 million and $0.6 million, respectively, or less than 1% of the proceeds from this offering.

    The Registrant has disclosed in the "Use of Proceeds" section (on page 36) and in the "Underwriting" section (on page 154) of the Prospectus that affiliates of Banc of America Securities LLC and Morgan Stanley & Co. Incorporated, each a lender under the 2005 Mueller Credit Agreement, expect to receive a portion of the proceeds from the offering. In addition, in response to the Staff's comment 29, the Registrant has further revised its disclosure in the "Use of Proceeds" section of the Prospectus to quantify the portion of the proceeds that affiliates of Banc of America Securities LLC and Morgan Stanley & Co. Incorporated expect to receive from the offering.

Special Note Regarding Forward-Looking Statements, page 30

28.
Please remove the word "will" from the list of words in the second sentence of this section.

    The Registrant has revised its disclosure on page 35 in response to the Staff's comment.

Use of Proceeds, page 31

29.
Please quantify the portion of proceeds that Banc of America LLC and Morgan Stanley & Co. Incorporated will receive.

    The Registrant has revised its disclosure on page 36 to quantify the portion of proceeds from the offering that Banc of America LLC and Morgan Stanley & Co. Incorporated will receive.

Unaudited Pro Forma Condensed Combined Financial Statements, page 37

30.
Please revise the pro forma financial statements to reflect your latest purchase price allocation.

    The Registrant has revised its disclosure on pages 43-44 to reflect the latest purchase price allocation.

Management's Discussion an Analysis of Financial Condition and Results of Operations Overview, page 51

31.
We note that you have planned price increases for Mueller segment products in February 2006. Please update your disclosures and discuss the reasons for these planned increases, the ease or difficulty in being able to increase prices, and whether the increases are planned for products covered by new infrastructure or replacement and repair parts.

    The Registrant has revised its disclosure on page 59 in response to the Staff's comment.

Raw Materials Risk, page 60

32.
We note your statement that your results have been, and may continue to be, adversely impacted by increases in raw materials prices. Please discuss the extent to which your stated ability to pass on price increases to your customers.

  The Registrant has revised its disclosure on page 68 to discuss the extent of its ability to pass on price increases to its customers.

33.
Please revise to give investors a sense for what you mean by "surging scrap metal costs." We note that throughout the rest of your disclosures, you refer to "higher scrap metal costs." Use quantification in your revised disclosure.

  The Registrant has revised its disclosure on pages 22, 61, 68, 76, 77 and 109 in response to the Staff's comment.

Year ended December 31, 2004 versus year ended December 31, 2003 Operating Income, page 62

34.
Please disclose what the other materials were that partially offset operating profits in 2004 versus 2003.

  The Registrant has revised its disclosure on page 77 to disclose the other materials that partially offset operating profits in 2004 versus 2003.

35.
Please discuss the reasons for your higher manufacturing costs in 2004 versus 2003.

  The Registrant has revised its disclosure on page 77 in response to the Staff's comment.

36.
Please disclose why your environmental costs were higher during in 2004 versus 2003.

  The Registrant has revised its disclosure on page 77 in response to the Staff's comment.

Consolidated Results of Operations—Predecessor Mueller

Year ended September 30, 2005 versus the year ended September 30, 2004, page 63

37.
We note that the Mueller segment implemented price increases in February and May 2004 and January 2005. Please disclose whether the price increases were across all product categories and if not, disclose which product categories saw these price increases.

  The Registrant has revised its disclosure on pages 78 and 79 in response to the Staff's comment.

38.
We note that as a percentage of sales, selling, general and administrative costs improved but were partially offset by higher commissions and compensations. If material, please disclose the percentage of this offset.

  The Registrant has revised its disclosure on page 79 in response to the Staff's comment.

39.
You refer to an "internal investigation" at the top of page 65. Please revise to clarify what you mean.

  The Registrant has revised its disclosure on pages 79 and 80 in response to the Staff's comment.

40.
We note that facility rationalization costs for the fiscal year ended September 30, 2004 were related to environmental issues at the closed Anvil plant in Georgia. Please disclose what these environmental issues were.

  The Registrant has revised its disclosure on page 80 in response to the Staff's comment.

41.
Please disclose whether you anticipate a continuation of the U.S. export and manufacturing tax incentive benefits received in 2005.

  The Registrant has revised its disclosure on page 80 in response to the Staff's comment.

Year ended September 30, 2004 versus the year ended September 30, 2003, page 66

42.
Please disclose which product categories contributed to Anvil's net sales increases in fiscal year 2004 versus 2003. Also, disclose whether increases in sales volume or price increases contributed more to the increase in revenue growth.

  The Registrant has revised its disclosure on page 82 in response to the Staff's comment.

43.
For both the Mueller and Anvil segments, please disclose the percentage by which the increase in raw materials costs offset the improvements in gross profit.

  The Registrant has revised its disclosure on page 82 to disclose the percentage by which the increase in raw materials costs offset the improvements in gross profit for the Mueller and Anvil segments.

Debt Service, page 71

44.
Please disclose the material restrictive financial covenants and events of default under the 2005 Mueller Credit Facility.

  The Registrant has revised its disclosure on pages 87 and 88 to disclose the material restrictive financial covenants and events of default under the 2005 Mueller Credit Facility.

Business

45.
We note your statement that you have begun to use your combined purchasing leverage to reduce raw material and overall costs. Please discuss in greater detail the extent to which you are able to get lower prices on raw materials and lower product costs due to your purchasing power. For instance, is this purchasing leverage primarily due to the combination of Mueller and Walter Industries?

  The Registrant has revised its disclosure on page 102 in response to the Staff's comment.

Anvil Products, page 90

46.
We note that you stock some products manufactured by third parties in some of your distribution centers. Please disclose the percentage of sales stemming from these third party manufactured products.

  The Registrant has revised its disclosure on page 107 to disclose the percentage of sales stemming from the third party manufactured products.

Backlog, page 91

47.
Please disclose how much of your U.S. Pipe backlog is firm.

  The Registrant has revised its disclosure on page 108 to disclose the portion of the U.S. Pipe's backlog that is firm.

48.
Do you currently have contracts to supply products for projects planned by the municipalities of New York, Boston, Washington, D.C., Atlanta and Philadelphia to rehabilitate aging or inadequate water transmission systems? Please explain in more detail why U.S. Pipe believes it is well positioned to take advantage of these opportunities.

  The Registrant has revised its disclosure on page 108 in response to the Staff's comment.

Competition, page 93

49.
We note your disclosure that for most of your product offerings, there are only a few competitors. Please tell us what percentage of your revenues that this comprises.

  As disclosed on pages 3, 99 and 100, for the fiscal year ended September 30, 2005 and for the three months ended December 31, 2005, on a pro forma basis, approximately 74.1% and 74.5%, respectively, of the Registrant total sales were from products in which the Registrant believes it has the #1 or #2 market share in the United States and Canada.

Environmental Matters, page 94

50.
We note your disclosure in the first full paragraph on page 95 concerning civil litigation with respect to U.S. Pipe's former Anniston, Alabama facility. Please revise to disclose in your Legal Proceedings section the information required by Item 103 of Regulation S-K or tell us why this provision is inapplicable.

  The Registrant has revised its disclosure on page 116 to disclose the information required by Item 103 of Regulation S-K in response to the Staff's comment.

Geographic Information, page 96

51.
Please tell us the location(s) for the remainder of your sales.

  The locations for the reminder of the Registrant's sales are listed in Annex A hereto. The Registrant respectfully advises the Staff that such sales comprised approximately $2.2 million, or less than 0.5%, of the Registrant's sales for the three months ended December 31, 2005.

Properties, page 96

52.
In the last paragraph of this section, please revise to explain what you mean by "modern." Also, revise to describe the time period you intended by your disclosure concerning your plants and equipment having sufficient capacity to meet your present and future needs.

  The Registrant has revised its disclosure on page 115 in response to the Staff's comment.

Legal Proceedings, page 98

53.
Please disclose the information required by Item 103 of Regulation S-K with respect to the lawsuit disclosed in the third full paragraph on page 99.

  The Registrant has revised its disclosure on page 116 and 117 in response to the Staff's comment.

Management, page 100

54.
Please revise to disclose the business experience during the past five years for each person named here. It appears that you have a few gaps in the business experience for some of the individuals named here. For example, what was Mr. Hyland's business experience from August 2003 through October 2004?

  The Registrant has revised its disclosure on pages 118-119 in response to the Staff's comment.

55.
Please state the term of office for each director. Refer to Item 401(a) of Regulation S-K.

  The Registrant has revised its disclosure on page 132 to state the term of office for each director.

Lock Up Agreements, page 134

56.
We note that the underwriters may consent to the release of shares from the lock-up agreements. If there is any current intention to release shares, please discuss this. Please also briefly describe the factors the underwriters may be likely to consider in determining to release shares.

  The Registrant respectfully advises the Staff that the underwriters have informed the Registrant that there is no current intention to release any shares that are subject to the lock-up agreements.

  In addition, the Registrant has revised its disclosure on page 155 to briefly describe the factors that the underwriters may consider in determining whether to release shares from the lock-up agreements.

Where You Can Find More Information, page 142

57.
Delete the language that statements contained in the prospectus about the contents of any contract, or other document referred to "are not necessarily complete" and are "qualified by reference." Rule 411 (a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements "are not necessarily complete," disclose that all material provisions of the contract or other document are discussed in the prospectus.

  The Registrant has deleted the above-referenced language in response to the Staff's comment.

Item 14. Indemnification of Directors and Officers, page II-2

58.
We note that your bylaws also authorize you to maintain insurance on behalf of any of your former or present directors and officers against any liability asserted against them or incurred by them in their capacity or status as directors or officers. Please disclose whether you have such insurance and, if so, please include as a separate item any premium paid on any policy obtained in connection with the offering and sale of the securities being registered which insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering, or sale of such securities. Please refer to the instruction to Item 511 of Regulation S-K.

  The Registrant has revised its disclosure on page II-2 in response to the Staff's comment.

Item 16. Exhibits and Financial Statement Schedules, page II-2

59.
Please file the underwriting agreement as an exhibit to your next amendment. Note that we may have comments after we review this material.

  The Registrant respectfully advises the Staff that the Registrant expects to file a form of the underwriting agreement as an exhibit to the next amendment to the Registration Statement.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Note 3—Acquisition of Predecessor Mueller by Walter Industries, page 10

60.
In your disclosure you state that "the purchase price allocation is preliminary and is subject to future adjustments to goodwill for the execution of certain restructuring plans identified by Walter prior to the acquisition date primarily related to Predecessor Mueller facility rationalization actions." These rationalization actions are expected to be completed by fiscal 2008. We note that adjustments from preacquisition contingencies, after the allocation period, should be recorded in the statement of operations as indicated in paragraph 41 of SFAS 141, Business Combinations. In this regard, please confirm to us that adjustments related to these contingencies will be recorded to goodwill through October 3, 2006 (fiscal 2007) only.

  The Registrant respectfully advises the Staff that all adjustments related to the above-referenced contingencies will be recorded to goodwill through October 3, 2006 (fiscal 2007) only.

Note 14—Commitments and Contingencies—Environmental Matters, page 23

61.
With regard to the civil litigation, including the class action lawsuit alleging property damage and personal injury, in respect of the Anniston, Alabama site, please tell us whether you believe it is remote or reasonably possible that material losses may have resulted from this environmental matter.

  The Registrant respectfully advises the Staff that the Registrant has amended its Form 10-Q for the fiscal quarter ended December 31, 2005 in response to the Staff's comment. Note 15 of the Registrant's unaudited consolidated financial statements for the three months ended December 31, 2005 included in the amended Form 10-Q currently discloses management's belief as to the likelihood of material losses in respect of the civil litigation relating to the Anniston, Alabama site. In addition, the Registrant has revised its disclosure on page 116 of the Registration Statement in response to the Staff's comment.

Item 4—Controls and Procedures, page 53

62.
We note that you concluded that your disclosure controls and procedures "were not effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also not effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

  The Registrant respectfully advises the Staff that the Registrant has amended its Form 10-Q for the fiscal quarter ended December 31, 2005 in response to the Staff's comment. The amended Form 10-Q discloses that the Registrant's management has concluded that (1) the Registrant's disclosure controls and procedures were not effective as of December 31, 2005 and (2) notwithstanding this material weakness, the financial statements included in the Form 10-Q for the period ended December 31, 2005 fairly present in all material respects their financial position, results of operations and cash flows for the periods presented in conformity with GAAP. In addition, the Registrant included similar disclosure in the Registration Statement.

*    *    *    *    *    *    *

        Please call me (212-455-3125) or Igor Fert (212-455-2255) of my firm if you wish to discuss our responses to the comment letter.

                      Very truly yours,
                      /s/ Vincent Pagano
                      Vincent Pagano

Annex A

Australia
Bahrain
Brazil
Bangladesh
Chile
China
Dominican Republic
Egypt
Germany
Guatemala
Holland
Israel
Italy
Jamaica
Japan
Jordan
Kuwait
Libya
Luxembourg
Mexico
Oman
Palestine
Pakistan
Panama
Peru
Puerto Rico
Saudi Arabia
Spain
South Korea
Taiwan
United Arab Emirates
Uzbekistan
United Kingdom

        In addition to direct sales to foreign customers, the Registrant sells its products to domestic customers that the Registrant believes may resell some of the Registrant's products to foreign end-users. The Registrant has implemented a comprehensive program to assure compliance with U.S. laws by international sales agents and by international distributors of non-commodity products. As part of the Registrant's compliance program with respect to overseas sales, the Registrant generally requests that domestic resellers believed to be exporting Registrant's products confirm that the resellers will comply with the applicable United States laws and regulations. The Registrant does not require these resellers to report to the Registrant the volume of overseas sales of Registrant's products. Accordingly, the Registrant cannot quantify overseas sales of its products through domestic resellers.

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